Exhibit 99.113

DIGIHOST ANNOUNCES STATUS OF NASDAQ LISTING APPLICATION AND EXPANSION OF CRYPTOCURRENCY BUSINESS MODEL

Toronto, ON – May 10, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that further to its disclosure on April 14, 2021 of its intention to seek access to a larger U.S. equity exchange, the Company is currently in the advanced stages of the application process for a listing of its securities on the Nasdaq Stock Exchange (the “NASDAQ”). In conjunction with the application process, the Company expects to file a registration statement with the Securities and Exchange Commission in the near-term.

Stock Market Listing

Since the beginning of the year, due to increasing investor demand, the Company decided to pursue an additional exchange listing for its shares on a larger U.S. stock exchange. In early February, the Company announced that its listing in the U.S. market had been upgraded from the OTC Pink Sheets to the OTCQB. Thereafter in March, the Company submitted an initial application for a listing on the NASDAQ. The NASDAQ listing application process is subject to a number of listing requirements and regulatory approvals, and as such there can be no assurances that a listing will be granted.

Business Strategy

Beginning in November of 2020, there has been a substantial improvement in the cryptocurrency sector and this period has been transformative for Digihost, as the Company continues to achieve many significant milestones in its evolution to become a top tier blockchain technology company. A cornerstone of the Company’s business strategy has been and continues to be the mining and holding of Bitcoin (“BTC”) as efficiently as possible through the strategic acquisition of latest generation BTC miners and the vertical integration of low-cost sources of clean energy. The Company is actively pursuing opportunities to expand its hashrate to over 1EH by the end of 2021 and potentially to 3EH during the first half of 2022 by filling the hashing capacity which will be created by the recent acquisition of a 60MW power plant. Digihost is also exploring opportunities to expand its infrastructure by geographically diversifying in both the United States and Canada.

Digihost continually evaluates market trends in the blockchain and cryptocurrency space and seeks to manage risk and capitalize on opportunities to enhance shareholder value. As such, the Company is pleased to report that it has recently adopted plans to expand its operations and business strategy to include Ethereum technology and Ether (“ETH”) as a cryptocurrency in its portfolio. The adoption of Ethereum technology will also contribute to the lowering of the Company’s carbon footprint. In addition to its strong BTC mining operations, the Company has the resources and capabilities to diversify into Ethereum technology, which has broad applications and significant potential for growth. The Company currently holds a balance of 563.88 ETH.

Michel Amar, the Company’s CEO, stated: “We are excited to report on the status of our NASDAQ listing application. Having access to a more liquid stock exchange in the United States, will attract broader institutional interest in the Company’s shares and provide Digihost with greater access to capital necessary to fund our aggressive growth strategy over the next several years. We are also pleased to share our plans to geographically expand, and diversify our operations to include Ethereum technology as part of our growth strategy. We believe Bitcoin and Ethereum have a strong outlook and will position the Company to be able to capitalize on current market trends, in order to generate increased value for our shareholders.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 200PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about listing on Nasdaq, hashrate expansion, diversification of operations to include Ethereum technology, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: risks relating to completion of the Nasdaq listing process, continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.